Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-232144

Dated October 9, 2019

Global Medium-Term Notes, Series A

Lookback Entry PLUS Based on the Value of the S&P 500® Index due August 4, 2021

As described in the pricing supplement dated July 31, 2019 relating to Lookback Entry PLUS Based on the Value of the S&P 500® Index due August 4, 2021 (CUSIP: 06747C843; ISIN: US06747C8432), the lookback underlier value, to which the final underlier value will be compared to determine the payment at maturity on the PLUS, is the lowest closing level of the underlier during the lookback observation period. The lowest closing level of the underlier during the lookback observation period occurred on August 14, 2019, and the closing level of the underlier on that date was 2,840.60. Accordingly, the lookback underlier value is 2,840.60.

You should read this document together with the pricing supplement July 31, 2019 relating to the PLUS and the prospectus dated August 1, 2019, as supplemented by the prospectus supplement dated August 1, 2019 relating to our Global Medium-Term Notes, Series A, of which the PLUS are a part, and the underlying supplement dated August 1, 2019. Terms used but not defined in this document have the meanings set forth in the accompanying pricing supplement or prospectus supplement.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Pricing supplement dated July 31, 2019:

http://www.sec.gov/Archives/edgar/data/312070/000095010319010307/dp110686_424b2-2506ms.htm

•	Prospectus dated August 1, 2019:

http://www.sec.gov/Archives/edgar/data/312070/000119312519210880/d756086d424b3.htm

•	Prospectus supplement dated August 1, 2019:

http://www.sec.gov/Archives/edgar/data/312070/000095010319010190/dp110493_424b2-prosupp.htm

•	Underlying supplement dated August 1, 2019:

http://www.sec.gov/Archives/edgar/data/312070/000095010319010191/dp110497_424b2-underlying.htm

Our SEC file number is 1-10257 and our Central Index Key, or CIK, on the SEC website is 0000312070. As used in this document, “our” refers to Barclays Bank PLC.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this document relates. Before you invest, you should read the pricing supplement dated July 31, 2019, the prospectus dated August 1, 2019, the prospectus supplement dated August 1, 2019, the underlying supplement dated August 1, 2019 and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you each of these documents if you request them by calling your Barclays Bank PLC sales representative, such dealer or toll-free 1-888-227-2275 (Extension 2-3430). A copy of each of these documents may be obtained from Barclays Capital Inc., 745 Seventh Avenue—Attn: US InvSol Support, New York, NY 10019.